Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 17, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on March 17, 2004, and is incorporated by reference into this filing.

Reuters

Fisher to Buy Apogent for $2.7 Billion

Wednesday March 17, 12:52 pm ET

NEW YORK (Reuters) — Fisher Scientific International Inc. (NYSE:FSH — News) said on Wednesday it will acquire Apogent Technologies Inc. (NYSE:AOT — News) for $2.7 billion to expand its drug research and diagnostics business.

Fisher, which makes its own scientific instruments and distributes those made by others, is seeking to intensify its focus on products used in the fast-growing life sciences industry, such as microbiology cultures and cell cultures for protein-derived drugs.

In Apogent, Fisher acquires a company whose products range from microscope slides, glass tubes and test kits to beakers, bottles and safety containers. On average, Apogent’s products carry a higher profit margin than Fisher’s.

“I think it’s a very good transaction,” said Alexander Draper, an analyst at Deutsche Bank. “In the past Fisher has made acquisitions to expand geographically. Now they’re adding the right products and services to that distribution channel.”

Apogent shareholders will receive 0.56 share of Fisher’s common stock for each share of Apogent common stock held. The deal valued Apogent at $29.30 per share, based on Fisher’s closing price of $52.32 per share on Tuesday.

That price represented a 5.5 percent premium over Apogent’s closing share price Tuesday of $27.78. Fisher’s stock was up half a percent to $52.58 Tuesday afternoon, while shares of Apogent were up 4.75 percent to $29.10.

Fisher said it would assume $1 billion in debt from Apogent.

“If you’re an Apogent shareholder you probably have better prospects in the combo than at Apogent itself,” Draper said.

Fisher, whose existing products range from diagnostic kits and reagents to video-microscope systems and laboratory workstations, said it expects to achieve cost-cuts of about $55 million in 2005 and up to $100 million on an annualized basis by year-end 2006.

The cost-cuts will come from moves such as cutting staff, closing facilities, reducing manufacturing costs and gaining stronger purchasing power as a larger company. The companies declined to comment on the number of jobs that may be shed.

“This is not a pure combination based on synergies,” said Paul Montrone, Fisher’s CEO. “By combining the life science sectors here we have a very large platform that should increase our growth on that side.”

The company expects the deal to have no effect, excluding one-time charges, on earnings in 2004, and will add 15 cents a share to earnings in 2005.

Hampton, New Hampshire-based Fisher has been on an acquisition spree recently. In February, it agreed to acquire two privately held companies for a total of $410 million. Those companies are Oxoid Group Holdings Ltd., which makes tools that test for bacterial contamination, and Dharmacon, which produces synthesized RNA for genetic research.

Last June, Fisher agreed to buy Sweden’s Perbio Science AB for about $714 million.

Fisher was advised by Goldman Sachs & Co. and Lazard Freres & Co., while Apogent was advised by Lehman Brothers Inc.

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FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.